Certificate of

Amendment

(Pursuant to NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1.	Name of Corporation:

NASCENT WINE COMPANY, INC.

2.	The Articles have been amended as follows (provide article numbers, if available)

Article Five of the Articles of Incorporation has been amended to read as follows: The total number of shares which the Corporation is authorized to issue is One Hundred Ninety Five Million (195,000,000) shares of common stock with a par value of $0.001 per share and Five Million (5,000,000) shares of preferred stock with a par value of $0.001 per share.

The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 80.86%.

4.	Signatures (Required):

/s/ Patrick Deparini

Patrick Deparini, President

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by vote, in addition to an affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.